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                              October 19, 2021

       Brian L. Roberts
       Chairman and Chief Executive Officer
       Comcast Corporation
       One Comcast Center
       Philadelphia , PA 19103

                                                        Re: Comcast Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Response dated
September 28, 2021
                                                            File No. 001-32871

       Dear Mr. Roberts:

              We have reviewed your September 28, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 14, 2021 letter.

       Response dated September 28, 2021

       General

   1. Your response to prior comment 1 refers to current or pending climate-related laws and regulations in the
jurisdictions where you operate. Explain in greater detail how you determined whether
these laws and regulations are reasonably likely to have a material effect on you. Also,
tell us how you considered providing disclosure regarding the difficulties involved
in assessing the timing and effect of pending climate-related laws or regulations.
   2. Your response to prior comment 2 states that you have not experienced material indirect consequences of
climate-related regulation or business trends and that you do not believe any such trends are
reasonably likely to have a material impact on your business, results of operations or
financial condition. Please describe the indirect consequences you
 Brian L. Roberts
Comcast Corporation
October 19, 2021
Page 2
         considered in your analysis and explain how you concluded they were not material.
3. Your response to prior comment 3 states that severe weather events have impacted your business and operations for many years and discusses some severe weather mitigation efforts; however, it does not appear to discuss the significant physical effects of climate change, such as effects on the severity of weather, on your operations and results.
         Accordingly, please revise to discuss the physical effects of climate change on your operations and results or explain in greater detail how you concluded that such effects have been, and are expected to continue to be, immaterial to your operations and results.
         In order to help us assess your response, please provide a quantification of material weather-related damages to your property or operations, a discussion of how weather-
         related impacts have affected or may affect your customers and suppliers and a discussion of any weather-related impacts on the cost or availability of insurance.
4. We note from your response to prior comment 3 that capital expenditures for your climate-related projects have not, to date, been a material component of your capital expenditures. Please provide us with additional detail supporting this statement, including quantitative information.
5. Your response to prior comment 4 appears to focus on your transition to carbon neutrality by 2035 and concludes that you do not anticipate costs connected to this goal to be material to your results of operations or financial condition. Please tell us more about how you considered providing disclosure quantifying the estimated costs of achieving your carbon neutral goal and explain how you analyzed the materiality of these costs.
         Lastly, please tell us about transition risks related to climate change separate from those arising from your carbon neutral goal and explain how you considered providing disclosure regarding their possible effects.
6. Your response to prior comment 5 states that while annual compliance costs related to climate change have increased, the increases have not been material to the company.
         Please tell us about the nature of the compliance costs incurred, quantify the increased amounts and explain how you analyzed the materiality of these increases.
       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Anna Abramson,
Staff Attorney, at (202) 551-4969 with any questions.



FirstName LastNameBrian L. Roberts                             Sincerely,
Comapany NameComcast Corporation
                                                               Division of
Corporation Finance
October 19, 2021 Page 2                                        Office of
Technology
FirstName LastName